Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Noble Corporation
(Commission File No.: 001-36211)

The Drilling Company of 1972 A/S

November 10, 2021

MASTER Q&A FOR USE WITH ALL STAKEHOLDERS
To:	Alphaville communication workstream	Date:	10 November 2021
From:	Noble & Maersk Drilling

1.	Transaction rationale

The combination of Noble and Maersk Drilling is underpinned by a compelling strategic rationale for all stakeholders:

•	Creating a world class offshore driller: The combined company will benefit from a modern, high-end fleet comprising of 20 floaters and 19 jackup rigs across benign and harsh environments, which will serve a broad portfolio of high quality, blue-chip customers.

•	Enhancing the customer experience: The combination will bring together two complementary cultures with an unwavering commitment to best-in class safety performance and customer satisfaction. The combined company will be a leader and first-mover in innovation and sustainability.

•	Accretive to all shareholders: The realization of the potential annual cost synergies of USD 125 million is expected to be front-loaded with the full potential to be realized within two years after closing of the transaction. The synergies are expected to be accretive to free cash flow per share. The combined company’s scale will significantly enhance its cost-competitiveness.

•	Platform for strong cash flow generation and distribution: The combined company is expected to have a normalized free cash flow potential of up to USD 375 million in 2023 and onwards with a highly attractive free cash flow yield potential, and additional cash flow growth stemming from the recovery of the international offshore drilling market. The balance sheet of the combined company will be best-in class with low net leverage and strong liquidity including a combined cash balance of approximately USD 900 million, providing resiliency through the cycle and allowing the combined company to focus on implementing a sustainable return of capital policy for shareholders.

Q 1.1: Apart from obvious cost synergies from overlapping onshore functions, what other synergies do you envisage?

A: This transaction will combine two leading offshore drilling companies with strong strategic rationale and significant value creation to each shareholder base. The combined company has every opportunity to be a world class offshore drilling contractor with exceptional operating history, fantastic brand and reputation, a global footprint including both harsh and benign drilling environments, a first-class fleet of assets, a leader and first mover in sustainability.

We expect synergy areas to include SG&A rationalization, logistics and supply chain savings, optimizations in operations and unit support, and efficiencies in fleet sharing and capital expenses.

Q 1.2: When do you expect annual run rate of synergies to be fully phased in?

A: We expect to fully realize our annual run-rate synergies within 2 years of closing. We expect synergy realization to be front loaded with run-rate synergies enabled more heavily in year 1, rather than year 2.

Q 1.3: What amount of integration costs do you expect and for how long a period?

A: Integration costs will be consistent with a transaction of this size.

Q 1.4: What are the total expected transaction costs?

A: Transaction fees will be consistent with a transaction of this size.

Q 1.5: How will this transaction solve the fundamental problem in the industry with too many rigs to cover a falling demand for drilling?

A The offshore drilling market is highly competitive. This transaction positions us to win business because it creates the youngest and highest spec fleet with a combined track record of industry leading utilization. Combined, we have strong capabilities in 7G ultra-deepwater drillships and harsh environment jackups. Our customer base, cost structure, and commitment to sustainability will make us the premier choice for customers worldwide.

Q 1.6: Do you plan to rationalize any rigs after closing of the transaction?

A: The combined fleet has the highest utilization of major peers with 32 of the combined 39 rigs under contract. We anticipate that our combination will lead to growth and we will require the vast majority of rigs that the combined company operates.

Q 1.7: Will the combined company seek to participate in further M&A?

A: The leadership team will be committed to the success of the combined entity and any associated strategic initiatives that put the company on a path for long-term growth.

Q 1.8: [for Maersk Drilling] The value of Maersk Drilling has been halved since the listing. When will the shareholders see a return on their investment?

A: We believe that this combination creates the best opportunity for long-term growth and shareholder value generation. We are creating a world class offshore drilling contractor with a through-cycle ability to return cash to shareholders, based on among other things realization of expected annual cost synergies of USD 125 million, an even stronger balance sheet and additional cash flow growth potential as the offshore drilling market recovery continues; all paving the way for potential return of capital to shareholders.

Q 1.9: [for Maersk Drilling] When you listed Maersk Drilling, you argued that this would be the best option for creating shareholder value. How should shareholders see that promise today?

A: The fundamental investment case is unchanged. It is for investors who believe that oil and gas will continue to be an important part of the global energy mix for many years. With this proposed combination, we believe we are creating the best opportunity for long-term growth and shareholder value generation. Together with Noble, we are creating a world class offshore drilling contractor with a through-cycle ability to return cash to shareholders based on among other things realization of expected annual cost synergies of USD 125 million, an even stronger balance sheet and additional cash flow growth potential as the offshore drilling market recovery continues.

Q 1.10: [for Maersk Drilling] You recently sold a rig for USD 373m. Why do you intend to hand over the proceeds to Noble instead of paying it out to your shareholders?

A: The divestment of the Mærsk Inspirer was announced in May 2021 and the main features of the transaction, including cash proceeds and implications for net debt, has been disclosed to the market and therefore should be reflected in the pricing of the Maersk Drilling share.

Q 1.11: When will we see the market recovery you’ve been predicting, and will the combined company be better positioned to benefit from this?

A: As the price of oil recently achieved multi-year highs, we have seen day-rates recovering and we are highly utilizing our rigs. With an improved cost structure and operational efficiencies, we will be better positioned to benefit from a continuing market recovery.

Q 1.12: What performance improvement is expected with the combination?

A: The transaction creates a unique investment opportunity with a through-cycle ability to return cash to shareholders and enhanced service offering for the combined customer base. The combined company will have a commitment to maintaining low leverage, significant liquidity, capital discipline and maximizing free cash flow generation. We expect to be cash flow positive from Day 1 and have no new-build capital requirements. We are committed to implementing an appropriate and sustainable return of capital policy after completion.

Q 1.13: What is the business rationale for the combination?

A: With this transaction, the combined company will become a world class offshore driller, enhance the customer experience, increase shareholder value, and have a strong platform to generate cash flow in a recovering drilling market.

Q 1.14: How does the new company define the market it serves?

A: The new company will serve as a world class offshore drilling contractor for major energy companies worldwide. Our focus will be on ultra-deep-water and harsh environment drilling and we will have 39 drilling vessels located in the North Sea, North America, South America, West Africa, and the Asian Pacific.

2.	Transaction structure

The transaction is primarily an all-stock transaction, and under the terms of the business combination agreement, the Maersk Drilling shareholders and Noble shareholders will each own approximately 50% of the outstanding shares of the combined company. Maersk Drilling shareholders participating in the transaction will receive 1.6137 shares in the combined company for each Maersk Drilling share owned and will have the ability to elect cash consideration for up to $1,000 of their Maersk Drilling shares. The combined company will be listed on the New York Stock Exchange and Nasdaq Copenhagen. The combination agreement has been unanimously approved by the Boards of Directors of Noble and Maersk Drilling, and the transaction is also supported by major shareholders of both companies, including Noble’s top three shareholders, which collectively currently own approximately 53% of Noble shares, and APMH Invest A/S, which currently owns approximately 42% of the share capital and votes of Maersk Drilling. In addition, certain foundations related to APMH Invest A/S, which currently own approximately 12% of the share capital and votes of Maersk Drilling, have expressed their intention to support the transaction.

Q 2.1: Noble will use a UK based company as a vehicle to bid for Maersk Drilling and to combine the two companies, while you maintain a listing in both New York and Copenhagen. Why this rather complicated structure instead of a simpler and straight forward bid for Maersk Drilling?

A: We believe it will be advantageous for both sets of shareholders and most efficient for the combined company to be domiciled in the UK. Noble was previously domiciled in the UK, and so has familiarity with the structure.

Q 2.2: In Denmark, most public takeover offers are subject to a 90% acceptance level by shareholders in order to squeeze out remaining shareholders and eventually delist from Nasdaq Copenhagen. Why is this offer only subject to acceptance from 80% of Maersk Drilling shareholders?

A: 80% is the shareholder approval level required for the transaction. The 90% acceptance level is still required to carry-out a squeeze-out of remaining Maersk Drilling shareholders.

Q 2.3: Do you expect resistance against the transaction from Danish minority shareholders?

A: We hope that our shareholders will agree with our strategic analysis that this combination creates the best opportunity for long-term growth and shareholder value generation. We are creating a world class offshore drilling contractor with a through-cycle ability to return cash to shareholders based on among other things realization of expected annual cost synergies of USD 125 million, an even stronger balance sheet and additional cash flow growth potential as the offshore drilling market recovery continues.

Q 2.4: Many would have expected Maersk Drilling to have the upper hand in a transaction due to its relatively strong position in a market with many struggling peers. Can you tell a bit about the process which led to this transaction structure?

A: The transaction structure derives from a constructive dialogue between Noble and Maersk Drilling, based on a shared vision of creating a world class offshore drilling contractor with a strong potential to create shareholder value. The agreement is based on a 50/50 merger ratio, reflecting the values, the competences and potential of both companies. Stavanger will be the combined company’s harsh environment operational hub in the North Sea and will be a critical location for operations in the future, building on Maersk Drilling’s strong competencies and customer relations in the Norwegian sector and the North Sea. Further, the Board of the combined company will have a balanced representation from both companies.

Q 2.5: [for Maersk Drilling] Is this transaction the result of a structured process to find the most optimal way for Maersk Drilling to participate in value-creating M&A?

A: It is the fiduciary duty of the board of directors to continuously consider the right strategic options for the company. Based on this, we firmly believe that the combination with Noble creates the best opportunity for long-term growth and shareholder value generation.

Q 2.6: [for Maersk Drilling] What other options did you consider before deciding on this?

A: It is the fiduciary duty of the board of directors to continuously consider the right strategic options for the company. We obviously cannot disclose details of such considerations, but I’m pleased to say that we firmly believe that the combination with Noble creates the best opportunity for long-term growth and shareholder value generation.

Q 2.7: I suppose that a dual listing is not a long-term solution, so how do you plan to communicate and interact with the many Danish retail investors going forward?

A: Danish retail investors will be very important shareholders for the combined company (as are all shareholders). The combined company will continue to provide open and transparent information to investors and allow all shareholders the ability to communicate with the company through the investor relations contacts, investor conferences, and other forums.

Q 2.8: Many of Maersk Drilling’s +60,000 Danish retail investors own the stock due to strong veneration for the Maersk Drilling Group and family. With the de facto takeover of Maersk Drilling by Noble and no or only limited Danish touch left in the combined company, many of these shareholders may no longer have a reason to hold the stock. What would be your message to them?

A: Assuming all Maersk Drilling shares are tendered in the exchange offer, Maersk Drilling shareholders are expected to own approximately 50% of the combined company. The combined company will have a seven-member Board of Directors with balanced representation from Noble and Maersk Drilling. The Board of Directors will be comprised of three directors designated by Noble, three directors designated by Maersk Drilling, and Robert W. Eifler. Charles M. (Chuck) Sledge will become chairman of the Board of Directors jointly appointed by Noble and Maersk Drilling. Claus V. Hemmingsen will be one of the three directors designated by Maersk Drilling. The Maersk family will also be entitled to appoint up to two directors following completion based on its continued ownership of combined company stock. Given the combined makeup of the legacy leadership / ownership, the combined entity will have a continued interest in maintaining and providing an accretive investment opportunity to local and global shareholders.

Q 2.9: None of the major shareholders in Noble and Maersk Drilling who fully support the transaction are locked up as shareholders for a minimum period of time after closing of the transaction. Why not?

A: The large shareholders of both Noble and Maersk Drilling are fully supportive of the transaction and believe this combination is in the best interests of both sets of shareholders. This transaction is not an offering of new equity to new investors where lock-up provisions would be more common.

Q 2.10: Do you understand if this lack of long-term commitment from the majority shareholders worries minority retail investors?

A: The major shareholders are fully supportive of the combined company and they share the vision of creating a world-class offshore driller.

Q 2.11: As a consequence of the recent restructuring of Noble, its major shareholders are financial institutions with no natural long-term interest in staying on as shareholders, and APMH, Maersk Drilling’s majority shareholder, also has a clear strategy of exiting oil-related investments. Is it fair to assume that the combined company is facing a serious overhang in the stock?

A: Noble’s large shareholders and APMH will have material positions in the combined company. They are economically aligned with all shareholders to make sure the company trades well. While there may be some rebalancing over time, the combined company is a very attractive investment opportunity in the broader energy services sector. We fully expect to attract new (long-only) investors given the investment characteristics – global scale and diversification, robust balance sheet, attractive free cash flow potential, etc.

Q 2.12: Why is it only possible to elect cash instead of shares for up to USD 1,000. Many Maersk Drilling retail investors with more shares would probably prefer cash for their entire shareholding instead of becoming shareholder in a US company where they don’t know the management?

A: Maersk Drilling has many retail shareholders of which many have smaller holdings, e.g., we have more than 6,000 shareholders owning two shares. With the opportunity to elect cash of up to $1,000, more than 46,000 of our shareholders will be able to settle all Maersk Drilling shares in cash. While the cash offer provides optionality to a large part of our retail shareholders, we are excited about the positioning of the combined company, which will have significantly increased scale and diversification, as well as an attractive fleet, industry leading utilization, and robust balance sheet.

Q 2.13: When do you expect the integration process to be fully completed?
A: We anticipate the two companies will be fully integrated within two years following completion of the transaction.

Q 2.14: How will the two companies combine their operations?

A: Integration planning will commence immediately. Functional leaders from both Maersk Drilling and Noble will be involved in the transition planning effort to establish a fit-for-purpose combined entity and expect to organize in three main operational regions – Western Hemisphere Benign, Eastern Hemisphere Benign, and the Harsh Environment.

Q 2.15: When do you expect the transaction to be completed?

A: The transaction is targeted to be completed in mid-2022.

Q2.16: What is being acquired at what price?

A: This is primarily an all-stock transaction in which Maersk Drilling and Noble shareholders will each receive approximately 66.6 million shares in a UK plc parent company “Topco” (assuming all Maersk Drilling shares are tendered in the exchange offer). Following the transaction, Topco will own the going-concern business, assets, liabilities, and employees of both companies.

Q2.17: How will the transaction work?

A: Noble and Maersk Drilling have entered into a definitive business combination agreement under which (i) Noble will merge with and into a subsidiary of a UK plc parent company “Topco” and (ii) Topco will make a voluntary tender exchange offer to Maersk Drilling shareholders. In the combination, each Noble share outstanding will be converted into one Topco share and each Noble warrant will be converted into a warrant to purchase the same number of Topco shares as the number of Noble shares underlying the Noble warrant. In the exchange offer, each Maersk Drilling share tendered will receive 1.6137 Topco shares and Maersk Drilling shareholders will have the ability to elect cash consideration for up to $[1,000] of their Maersk Drilling shares.

3.	Transaction risk

We look forward to completing the transaction, but the transaction is subject to regulatory approvals, approval by Noble shareholders, approval acceptance of the exchange offer by at least 80% of Maersk Drilling shareholders, and other customary conditions. We will work proactively with regulators to ensure a smooth transaction approval and completion. All stakeholders, especially, shareholders, employees, and customers, will be kept informed and involved throughout the process.

Q 3.1: What is the situation with anti-trust filing with competition authorities? Do you see any risk of not getting the necessary approvals?

A: This transaction involves two multinational businesses and as such various regulatory requirements must be satisfied prior to completion. We expect to work closely with the regulators to obtain the required approvals.

Q 3.2: Do you see any potential road-blocks for the transaction?

A: Completion of the transaction is subject to Noble shareholder approval, acceptance of exchange offer by holders of at least 80% of Maersk Drilling shares, regulatory approvals, and other customary conditions.

Q 3.3: In a Danish context, there is an unusual long time until the expected publication of the actual offer document to shareholders. Why is that, and do you see that as potential risk to the transaction as other solutions could emerge?

A: The prospectus pursuant to which Topco will make the exchange offer to Maersk Drilling shareholders will need to be approved by the Danish Financial Supervisory Authority (DFSA) before Topco can make the offer. We do not expect approval by the DFSA to be a potential risk to the transaction.

Q 3.4: How will you maintain your operational and financial performance levels during this long period of time until final closing of the transaction? Do you see a risk of losing key personnel in Maersk Drilling?

A: The businesses will continue to operate separately until completion. Until the transaction date, each business will be focused on ensuring there is no disruption to on-going operational and financial plans.

Q 3.5: Is the restructuring of Noble a completely closed chapter or could Maersk Drilling shareholders face some kind of risk associated to the restructuring?

A: Noble emerged from bankruptcy in February 2021. While Noble acknowledges some areas of the business will be required to scale along with the integration, we do not anticipate risks to investors in the new entity from Noble’s prior bankruptcy.

Q 3.6: Do you see a risk of losing key customers as a result of this announcement? How about the customers that are known to have favourable termination terms?

A: We are proactively engaging our customers to share our perspective on the transaction and the future of the two organizations. Our complementary cultures both feature an unwavering commitment to best-in-class performance and customer satisfaction. Given this and the combined entity being a leader / first-mover in sustainability and innovation, customers will continue to benefit from their partnership with the combined company beyond completion of the transaction.

Q 3.7: Will you be able to win new contracts while the market awaits the outcome of the transaction. Do you see a risk in relation to your quite low contract coverage for 2022?

A: The two companies will continue to pursue strategies and compete independently through the transaction completion date. As part of this, we will compete for customers and contracts to utilize our rigs in the most efficient manner. Upon completion, we will transfer customer contracts to the new entity which will ensure minimal risk to low contract coverage.

Q 3.8: Will you be able to safeguard Maersk Drilling’s much-praised customer relationships including special set-ups like the Aker BP alliance and the Project Greensand consortium?

A: Maersk Drilling’s strong competencies and customer relationships in Norway and the broader North Sea will be safeguarded through our presence in Stavanger, which will serve as our harsh environment operational hub. In addition, key alliances like the Aker BP alliance and Project Greensand consortium are core to our long-term sustainability and innovation strategy. We are and will continue to be a leader and first mover in regard to innovation and sustainability.

Q 3.9: What will happen to the companies’ ongoing operations if they are to take place after the transaction is completed?

A: Both companies’ ongoing operations for customers will continue after completion and will be performed by the combined company. Efforts will be made to enable a seamless transition, so customers are not impacted by the transition. If there are contractual requirements to deliver e.g., specific systems or services, the combined company will be aware of these and will plan accordingly in dialogue with the customer.

Q 3.10: Are Maersk Drilling and Noble able to sign contracts with commencement after completion of the transaction?
A: Yes. Until completion, Maersk Drilling and Noble are separate companies that will continue to bid and seek backlog for their rigs. As the two companies are competitors until the transaction is completed, customers may receive competing offers from both, which customers should treat as they would today: as separate and rival offers.

Q 3.11: Which management and safety systems will the combined company use?

A: It is too early to tell in relation to individual items but when combining the two companies the focus will be on developing the best practices of both entities to enhance the customer experience.

4.	People and Organisation

Maersk Drilling and Noble are dependent on the excellence, experience, and industry knowledge of our employees to execute our strategy and operate sustainably, safely, and profitably. For many of our employees, this announcement will represent an opportunity to work on an industry-changing transaction and create a world class offshore driller and energy player. While the footprint in Denmark is expected to be significantly reduced, Maersk Drilling’s offshore colleagues will be able to remain to support the future rig operation and the combined company will have a clear interest in keeping relevant capabilities from Maersk Drilling’s onshore support set-up.

Q 4.1: The HQ of the combined company will be in Texas, and the Noble CEO will take over as CEO for the combined company. Will there be any Maersk Drilling people in the executive management team of the combined company?

A: We will evaluate talent from each organization for selected positions within the leadership team of the combined company.

Q 4.2: What will be the name of the combined company?

A: The combined company will be named Noble Corporation.

Q 4.3: With the combined HQ located in Texas, will the current Maersk Drilling HQ in Copenhagen be shut down?

A: As part of on-going strategic plans and subject to the completion of the transaction, we plan to significantly reduce our footprint in Copenhagen and expand employment opportunities in other office locations around the globe.

Q 4.4: Your announcement states that you expect to maintain a significant presence in Stavanger. Can you elaborate on this?

A: Stavanger will be our harsh environment operational hub in the North Sea and will be a critical location for our operations in the future. We plan to continue building on Maersk Drilling’s strong competencies and customer relations in the Norwegian sector and the North Sea.

Q 4.5: What will happen to other Maersk Drilling locations like Gdansk, Singapore and Aberdeen?

A: During integration planning, our company locations will be evaluated to establish a fit-for-purpose, scalable, and efficient organisational set-up. We anticipate that some offices will close or experience a change in staffing levels as part of the integration effort. Given the cost synergy targets, the leadership teams will remain committed to an efficient and scalable shared services organization. As part of the integration, the aim is to sustain an offshore shared services model (like that of Gdansk) to ensure effective operations support and a sufficient low-cost profile.

Q 4.6: Will all offshore employees be retained to operate the rigs?

A: To maintain our high level of utilization, safety performance, and customer satisfaction, offshore-based employees will have the opportunity to be retained following the completion of the transaction.

Q 4.7: Will there be local consultations with employee representatives?

A: Yes, we will enter dialogue with employees to share our vision for the combined company, and we will of course comply with any regulation for local consultations when and if they are required by local law and tradition. Note that we do not expect any workforce reductions between now and completion.

Q 4.8: How will overlapping positions be filled after the combination?

A: There will be no workforce reductions related to the combination before transaction completion. Following completion, some workforce reductions are expected as a result of integration to achieve our cost synergy targets. Nevertheless, there will also be longer-term employment opportunity growth because this combination better positions both companies strategically and financially to pursue growth in ways that would not be achievable on a stand-alone basis.

Q 4.9: When will employees know whether they still have a job?

A: Employee selection decisions will be announced in a phased approach with planned executive leadership announced prior to completion and the full organization announced after transaction completion. There will be no workforce reductions related to the combination before transaction completion. Following the completion of the transaction, we expect there will be some workforce reductions as a result of integration to achieve our cost synergy targets. Nevertheless, we anticipate longer-term employment opportunity growth because this transaction better positions both companies strategically and financially to pursue growth in ways that would not be achievable on a stand-alone basis.

Q 4.10: What will be done to retain key Maersk Drilling employees until the transaction has been completed?

A: The announcement of the agreement to combine will create opportunities but also increase uncertainty in parts of our organization. For many of our employees, this announcement will represent an opportunity to work on an industry-changing transaction and to be part of the integration of two companies with the aim to create a world class offshore driller.

To safeguard safe operations and business continuity until completion, we will continue to evaluate what is needed to both motivate and retain the employees. Maersk Drilling and Noble are dependent on the experience and industry knowledge of their employees to execute their business plans so motivation and retention of employees will be a key focus in the weeks and months to come.

Q 4.11: How many jobs will be lost in Denmark/Norway/elsewhere?

A: This is too early to tell. Further examinations will be required to determine adjustments to our workforce and no workforce reductions related to the combination are expected between now and completion. Following completion, we expect there will be some workforce reductions as a result of integration to achieve our cost synergy targets. Nevertheless, we anticipate longer-term employment opportunity growth because this combination better positions both companies strategically and financially to pursue growth in ways that would not be achievable on a stand-alone basis.

Q 4.12: What will happen to innovation projects currently underway in Maersk Drilling? Who will decide whether to continue, and how?

A: Maersk Drilling’s strong commitment to innovation will be unchanged prior to completion. After completion, the leadership team of the combined company will analyze both Maersk Drilling and Noble innovation projects to determine which projects will continue in the new company consistent with its strategy.

Q 4.13: Will you treat our people in accordance with the Maersk Drilling values as was the case in latest redundancy rounds?

A: It is of the utmost importance to us that our people are treated with respect and in accordance with our values. It is a priority to ensure that anyone who will be made redundant will be offered terms that are substantially in line with previous practice.

Q 4.14: How will I learn about Maersk Drilling’s services?

A: Maersk Drilling is a global leader in providing harsh environment and deep-water drilling services, with one of the youngest and most advanced fleets in the industry. Maersk Drilling operates in Africa, the Americas, Asia/Pacific, the North Sea, and Norway. For more information, please visit the Maersk Drilling website.

Q 4.15: How will I learn about Noble’s services?

A: Noble is one of the largest offshore drilling contractors in the world and is headquartered in Sugar Land, Texas (a suburb of Houston, one of the world’s energy capitals). The company operates a fleet of drillships, semisubmersibles, and jackups across the world for a variety of customers. For more information, please visit the Noble website.

Q 4.16: What can I say publicly about this transaction?

A: [Noble] Your best response is to refer inquiries to publicly available information, such as the Noble website and press releases. Prior to making any public statements, employees should refer to the Public Relations and Communications Policy in P2R or speak with line management for guidance.

[Maersk Drilling] Generally, you should refer any inquiries to the appropriate functions in Maersk Drilling – either Communication (for media inquiries) or Investor Relations (for investor-related inquiries) – in accordance with relevant policies. In addition, our commercial functions and other customer-facing personnel have been provided with a FAQ to assist with questions from customers.

Q 4.17: Where will employees be located?

A: The combined entity will operate in global office locations with three main operational regions – Western Hemisphere Benign, Eastern Hemisphere Benign, and the Harsh Environment – and satellite operational hubs across the globe. Employees will remain at their existing work locations, unless otherwise communicated. As part of on-going initiatives or integration planning, any modifications to work locations will be communicated following the completion of the transaction or as information becomes available.

Q 4.18: How do I stay updated on the latest information as it becomes available?

A: [Noble] Please be sure that both your personal and your business (if applicable) email addresses are updated in Workday or with HR for the most efficient communication. The latest information will be posted and maintained on the Announcement Page on the intranet and periodic updates will also be posted in Workday.

[Maersk Drilling] In addition to the Maersk Drilling website and official company announcements, we will strive to make all relevant information available on the intranet. In addition, we encourage you to take up any questions with your leader.

Q 4.19: Who do I speak with regarding the additional questions I have?

A: [Noble] We expect that you will have questions that are not answered here, and that new questions will come to light as the transaction process progresses. To make sure we are addressing what is most important to you, please send your questions to inquiries@noblecorp.com. Please note that we may not be able to answer all questions at this point, and that some information will be confidential due to the strict financial disclosure rules that we must comply with during this process.

[Maersk Drilling] We expect that you will have questions that are not answered here, and that new questions will come to light as the transaction process progresses. Internally, we encourage you to take any such questions up with your leader, who will facilitate continuous conversations on how to understand and handle the situation.

Please note, though, that we may not be able to answer all questions at this point, and that some information inherently will be confidential due to the strict financial disclosure rules that we must comply with during a process like this.

Q 4.20: What information can be shared between companies prior to completion?

A: Before completion, the two companies are required to continue to compete as separate entities or suffer penalties if non-compliant. Through the integration program only, the two companies can engage in integration planning directed toward what will happen after closing. No information should be shared between companies prior to completion of the transaction unless approved by your leader or compliant with the protocols of the integration rules of engagement.

Q 4.21: How will Maersk Drilling’s executive management benefit from the transaction?

A: As is customary in this type of transactional set-up, the Maersk Drilling executive management will be awarded a bonus upon successful completion of the transaction. The level of this bonus is in line with general market practice in terms of amount, timing and vehicles.

Q 4.22: How will you ensure that Maersk Drilling’s executive management is retained until completion?

A: The executive management’s leadership is key to ensuring business continuity until the transaction is completed. It is therefore essential that we protect the business and a successful transaction by implementing the right retention measures. These have been designed in line with corporate governance guidelines and market practice and include severance terms as well as deal completion bonuses.

5.	Sustainability

The new company will utilize its unique culture and capabilities to drive sustainability and long-term differentiation. As part of this effort, we will maintain our commitment to Project Greensand and the Aker BP consortium. Additionally, we will continue our hybrid upgrades on Norwegian jackups to enable low-emission drilling on conventionally powered offshore rigs, selective catalytic reduction to reduce NOx emissions by up to 98% and have the world’s first shore-powered jackup (Maersk Invincible), powered by Norwegian hydropower.

Q 5.1: Maersk Drilling has recently launched the most ambitious climate target in the offshore drilling industry. Will that still be the policy of the combined company?

A: The combined company will continue to prioritize sustainability with various initiatives including investment in emissions efficient systems, implementation of hybrid and shore-power systems, Project Greensand, the Aker BP consortium, and responsible business practices.

Q 5.2: Maersk Drilling has also set targets for improving the share of women in leadership. Will that also be a focus area for the combined company?

A: Yes. Both Noble and Maersk Drilling have individually established targets for improving the share of women in leadership and this, along with other diversity initiatives, will continue to be a focus area for the combined company.

Q 5.3: Will the combined company continue the roll-out of low-emission rigs, energy efficiency systems and other key sustainability efforts launched by Maersk Drilling?

A: The combined company will utilize best-in-class innovation to drive sustainability and long-term differentiation, including low-emission rigs, energy efficiency systems and other key sustainability efforts.

Q 5.4: Does the stronger combined company plan to increase investments in emissions-reducing initiatives?

A: The combined company will continue to prioritize sustainability with various initiatives including investments in low-emission rigs, energy efficiency software, alternative fuel sources and more.

Q 5.5: Will the combined company still be involved in the Danish Greensand carbon storage project? In an equally active role?

A: The combined company plans to maintain involvement in Project Greensand.

Q 5.6: Maersk Drilling has previously talked about diversifying its business by exploring other opportunities related to the energy transition. Will the combined company continue these innovation efforts?

A: The combined company intends to continue the innovation efforts that Maersk Drilling has championed over the last few years with a focus on low-emission drilling. With the combined company’s increased footprint and global resources, it could have the ability to accelerate some innovation efforts.

Q 5.7: For any potential rig retirements following the transaction, can you guarantee that these rigs will be retired according to Maersk Drilling’s Responsible Rig Recycling Policy?

A: Yes, we can. Noble and Maersk Drilling’s rig recycling standards are very similar. Each currently require compliance with all applicable laws, regulations, and conventions, such as the Basel Convention, the EU Waste Shipments Regulation, and the Hong Kong Convention. Noble and Maersk Drilling have agreed that the combined company will adopt a policy with standards equal or higher as those described in Maersk Drilling’s “Responsible Rig Recycling Policy”.

Forward Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Noble Corporation (“Noble”) and The Drilling Company of 1972 A/S (“Maersk Drilling”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Noble and Maersk Drilling and the markets in which they operate, and Noble’s and Maersk Drilling’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Noble and its management, and Maersk Drilling and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Noble’s and Maersk Drilling’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Noble, the acceptance of the proposed exchange offer by the requisite number of Maersk Drilling shareholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effects of public health threats, pandemics and epidemics, such as the ongoing outbreak of COVID-19, and the adverse impact thereof on Noble’s or Maersk Drilling’s business, financial condition and results of operations, (v) the effect of the announcement or pendency of the transaction on Noble’s or Maersk Drilling’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupt current plans of Noble or Maersk Drilling and potential difficulties in Noble’s or Maersk Drilling’s employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Noble or Maersk Drilling related to the business combination agreement or the proposed transaction, (viii) the ability to list the ordinary shares issued by the new parent entity (“Topco”) as consideration on the New York Stock Exchange or Nasdaq Copenhagen, (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which Topco plans to operate, variations in performance across competitors, changes in laws and regulations affecting Topco’s business and changes in the combined capital structure, (x) the effects of actions by, or disputes among OPEC+ members with respect to production levels or other matters related to the price of oil, market conditions, factors affecting the level of activity in the oil and gas industry, and supply and demand of jackup rigs, (xi) factors affecting the duration of contracts, the actual amount of downtime, (xii) factors that reduce applicable dayrates, operating hazards and delays, (xiii) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting drilling operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, delays in mobilization of jackup rigs, hurricanes and other weather conditions, and the future price of oil and gas, (xiv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, (xv) the failure to realize anticipated benefits of the proposed transaction, (xvi) risks related to the ability to correctly estimate operating expenses and expenses associated with the transaction, (xvii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, (xviii) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, (xix) changes in law or regulations affecting Noble, Maersk Drilling or the combined company, (xx) international, national or local economic, social or political conditions that could adversely affect the companies and their business, (xxi) conditions in the credit markets that may negatively affect the companies and their business, and (xxii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements. The foregoing list of factors is not exhaustive. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the transaction will be those that Noble and Maersk Drilling have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble with the SEC and those described in Maersk Drilling’s annual reports, relevant reports and other documents published from time to time by Maersk Drilling. Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco will file a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the "SEC") that will include (1) a proxy statement of Noble that will also constitute a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco Shares. When available, Noble will mail the proxy statement/prospectus to its shareholders in connection with the vote to approve the merger of Noble and a wholly-owned subsidiary of Topco, and Topco will distribute the offering prospectus in connection with the exchange offer. Should Maersk Drilling and Noble proceed with the proposed transaction, Maersk Drilling and Noble also expect that Topco will file an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY

STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus (if and when it becomes available) and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or on Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Participants in the Solicitation

Maersk Drilling, Noble and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the shareholders of Maersk Drilling and Noble, respectively, in connection with the proposed transaction. Shareholders may obtain information regarding the names, affiliations and interests of Noble’s directors and officers in Noble’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 12, 2021, as amended on April 16, 2021. To the extent the holdings of Noble’s securities by Noble’s directors and executive officers have changed since the amounts set forth in such annual report, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the names, affiliations and interests of Maersk Drilling’s directors and officers is contained in Maersk Drilling’s Annual Report for the fiscal year ended December 31, 2020 and can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such individuals in the proposed business combination will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case, in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. This communication also includes non-GAAP financial measures. Noble and Maersk Drilling believe that these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company’s expected financial condition and results of operations. Noble’s and Maersk Drilling’s management believe that certain of these non-GAAP measures are useful for trend analyses and for planning purposes. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measures is available without unreasonable efforts at this time. Specifically, such a quantitative reconciliation is not provided due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including net income (loss), accelerated depreciation and variations in effective tax rate.